EXHIBIT 10.1

[On WaferGen Letterhead]

January 10, 2013

John Harland

In re:             Severance Benefits Agreement

Dear John,

This letter agreement documents our mutual understanding regarding your eligibility for cash severance benefits in case of termination of your employment with WaferGen Bio-systems, Inc. (the “Company”) under certain circumstances and subject to certain conditions as specified below.

1.
Severance Benefits.  If the Company terminates your employment for any reason other than “Cause” (as defined below), or if you resign for “Good Reason” (as defined below), you will be entitled to receive severance benefits in the form of substantially equal salary continuation payments, based on your rate of salary in effect immediately prior to the date of your termination of employment, payable in accordance with the Company’s regular payroll practices over a 6- month period commencing as soon as reasonably practicable (but in no event more than 60 days) after your date of termination; provided, however, that your entitlement to the severance benefits is conditioned on your first providing to the Company, and not revoking, a release of claims as required by Paragraph 2 below.  No severance benefits will be payable to you for any other termination of employment with the Company, including without limitation any voluntary termination by you other than for Good Reason, any involuntary termination by the Company for Cause, or termination due to your death or disability.

2.
Release of Claims.  Your right to receive any severance payments under Paragraph 1 is subject to and conditioned upon your (i) execution of a waiver and release of claims against the Company, in a form prescribed by the Company, within 21 days (or, to the extent required by applicable law, 45 days) after your termination of employment and (ii) non-revocation of such waiver and release of claims within 7 days after its execution.

3.
Cause Defined.  For purposes of this Agreement, “Cause” means (i) you are convicted of a crime involving dishonesty, breach of trust, or violence to any person; (ii) you willfully engage in conduct that is in bad faith and materially injurious to the Company, including but not limited to, misappropriation of trade secrets, fraud or embezzlement; (iii) you commit a material breach of any agreement with the Company, which breach is not cured within 20 days after written notice to you from the Company; (iv) you willfully refuse to implement or follow a reasonable, customary and lawful policy or directive of the Company, which breach is not cured within 20 days after written notice to you from the Company; or (v) you engage in misfeasance or malfeasance demonstrated by a pattern of failure to perform job duties diligently and professionally which is not cured within 20 days after written notice to you from the Company.

4.
Good Reason Defined.  For purposes of this Agreement, “Good Reason” means the occurrence of any one or more of the following events without your prior written consent, unless the Company corrects the circumstances otherwise constituting Good Reason within 30 days after notice from you that Good Reason exists: (i) a material reduction of your duties and responsibilities, (ii) a material change in your principal workplace (a change within 35 miles of the Company's corporate headquarters is not considered material), or (iii) a material reduction of your annual base salary (a reduction of up to 20%, in the circumstance where the annual base salary of any other executive officer is also being reduced by the same percentage, is not considered material).  In order for a resignation with Good Reason to be effective as such, you must provide written notice of your resignation for Good Reason to the Company within 30 days after the date you first know or should know of the Good Reason event, and the separation date must occur not later than 75 days after the initial occurrence of the Good Reason event.

5.
Miscellaneous. This letter agreement contains our entire agreement with respect to severance benefits and supersedes and invalidates all of our prior or contemporaneous oral or written agreements and understandings with respect to severance benefits.  Any representations, inducements, promises or agreements, oral or otherwise, which are not embodied herein, will not be of any force or effect.

Payments of the severance benefits are subject to all applicable payroll and withholding taxes.

To the extent applicable, it is intended that this letter agreement comply with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). This letter agreement will be administered in a manner consistent with this intent, and any provision that would cause this letter agreement to fail to satisfy Section 409A will have no force and effect until amended to comply with Section 409A.  For purposes of Section 409A, the right to a series of installment payments will be treated as a right to a series of separate payments. Each separate payment in the series of separate payments will be analyzed separately for purposes of determining whether such payment is subject to, or exempt from compliance with, the requirements of Section 409A.

This letter agreement will be governed by and construed in accordance with the laws of the State of California without reference to principles of conflict of laws.  The captions of this letter agreement are not part of the provisions hereof and will have no force or effect.  This letter agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

No rights or obligations of the Company under this letter agreement may be assigned or transferred by the Company except that such rights or obligations may be assigned or transferred pursuant to a merger or consolidation, or pursuant to the sale or transfer of all or substantially all of the assets of the Company, provided that the assignee or transferee is the successor to all or substantially all of the assets of the Company.  This letter agreement will not be terminated by any merger, consolidation or transfer of assets of the Company referred to above. In the event of any such merger, consolidation or transfer of assets, the provisions of this letter agreement will be binding upon the surviving, resulting or successor corporation or the person or entity to which such assets are transferred.  The Company agrees that concurrently with any merger, consolidation or transfer of assets referred to above, it will cause any successor or transferee unconditionally to assume, either contractually or as a matter of law, all of the obligations of the Company hereunder.  Without limiting the foregoing, but subject to the foregoing, this letter agreement shall inure to the benefit of and be binding upon the Affiliates, officers, directors, agents, successors and assigns of the Company.

If you are in agreement with the terms of this letter agreement, please sign the enclosed counterpart of this letter agreement and return it to me at your earliest opportunity but no later than January 15, 2013.

Sincerely,

WaferGen Bio-systems, Inc.

By:	/s/ Ivan Trifunovich
Name:	Ivan Trifunovich
Title:	Chief Executive Officer

ACCEPTANCE:

By:	/s/ John Harland
Name:	John Harland	Date: 1/10/13